FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Investor Day Presentation – Jose Garcia Cantera, Group CFO

Item 1

1 Jose García Cantera | Group CFO 25 February | London

2 2 Non - IFRS and alternative performance measures Banco Santander, S . A . (“Santander”) cautions that this webcast may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 , and other non - IFRS measures . The APMs and non - IFRS measures were calculated with information from Grupo Santander ; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors . We use the APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods . Nonetheless, the APMs and non - IFRS measures are supplemental information ; their purpose is not to substitute the IFRS measures . Furthermore, companies in our industry and others may calculate or use APMs and non - IFRS measures differently, thus making them less useful for comparison purposes . APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR . For more details on APMs and non - IFRS measures, please see the 2024 Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the SEC) on 28 February 2025 (https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - sobre - resultados - semestrales - y - anuales - suministrada - a - la - sec/ 2025 /sec - 2024 - annual - 20 - f - 2024 - en . pdf), as well as the section “Alternative performance measures” of Banco Santander, S . A . (Santander) 2025 Annual Report, which is being published on the date hereof . Forward - looking statements Santander hereby warns that this webcast may contain 'forward - looking statements', as defined by the US Private Securities Litigation Reform Act of 1995 . Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions . They include (but are not limited to) statements on future business development, shareholder remuneration policy and non - financial information . However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward - looking statements . The important factors below (and others mentioned in this webcast), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward - looking statements anticipate, expect, project or assume : • general economic or industry conditions (e . g . , an economic downturn ; higher volatility in the capital markets ; inflation ; deflation ; changes in demographics, consumer spending, investment or saving habits ; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments ;• exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents ;• exposure to market risks (e . g . , risks from interest rates, foreign exchange rates, equity prices and new benchmark indices) ; • potential losses from early loan repayment, collateral depreciation or counterparty risk ;• political instability in Spain, the UK, other European countries, Latin America and the US ;• changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses ;• legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises ;• acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters ;• climate - related conditions, regulations, targets and weather events ;• uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations . Important factors affecting sustainability information may materially differ from those applicable to financial information . Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties . Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards . The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law ;• our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures ; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries . Important information

3 3 Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward - looking statements . Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward - looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC : (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate ; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement ; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company ; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction) ; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction ; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction ; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction ; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses ; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction ; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction ; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs ; (13) a material adverse change in the condition of Webster or Santander ; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations ; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected ; (16) the inability to sustain revenue and earnings growth ; (17) the execution and efficacy of recent strategic investments ; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates ; (19) changes in customer behavior ; (20) unfavorable developments concerning credit quality ; (21) declines in the businesses or industries of Webster’s or Santander’s customers ; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction ; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk ; (24) security risks, including cybersecurity and data privacy risks, and capital markets ; (25) inflation ; (26) the impact, extent and timing of technological changes ; (27) capital management activities ; (28) competitive product and pricing pressures ; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters ; and (30) compliance with regulatory requirements . Any forward - looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made . Forward looking statements are based on current expectations and future estimates about Santander’s and third - parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future ; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third - parties’ businesses related thereto ; Santander’s and third - parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions ; changes in operations or investments under existing or future environmental laws and regulations ; and changes in government regulations and regulatory requirements, including those related to climate - related initiatives . Forward - looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this webcast and are informed by the knowledge, information and views available on such date and are subject to change without notice . Banco Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise, except as required by applicable law . Important information

4 4 ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F - 4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS . Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http : //www . sec . gov . No offer or solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”) . No investment activity should be undertaken on the basis of the information contained in this communication . By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever . Participants in the solicitation Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC . Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non - Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “ 2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000801337 / 000080133725000015 /wbs - 20250411 . htm, and (ii) Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000891478 / 000089147825000054 /san - 20241231 . htm . To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2025 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available . You may obtain free copies of these documents through the website maintained by the SEC at https : //www . sec . gov . Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period . Nothing mentioned in this webcast should be taken as a profit and loss forecast . Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this webcast, and in case of any deviation, Santander assumes no liability for any discrepancy . Important information

5 5 2026 – 2028 targets FINANCIAL North Star Reinvesting capital organically >20% RoTE Increase cash dividend payout to 35% from 2027 Shareholder remuneration 50% Payout >x2 by 2028 1 Cash DPS TNAVps+DPS Accelerating to High teens by 2028 Double - digit EPS annual growth 2026 - 2028 & Profitable growth >20% RoTE by 2028 >€20bn Profit Strength c.13% CET1 12 - 13% operating range Excess >13% to be returned at the end of the plan Note : The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . vs . 2025 .

6 6 Key OPERATIONAL targets 2028 targets Note : Customers projections include TSB and Webster . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster, shareholder approvals . 1. € constant at constant perimeter (excluding Poland in 2025 and announced bolt - ons) . Active customers c.125mn from 106mn in 2025 Fees per active customer € constant c.135 from 130 in 2025 Customers >210mn from 180mn in 2025 Revenue up MSD and total costs down every year 1 on the back of ONE Transformation Cost per active customer € constant c.220 from 264 in 2025 Gravity & One App serving > 80% of retail customers

7 1. € constant at constant perimeter (excluding Poland in 2025 and announced bolt - ons) . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . Our unique business model and ONE Transformation , powered by our network businesses, will drive a new paradigm of growth and capital allocation Revenue up Increasing RoTE & Scale Customer focus Diversificatio n ONE Transformation Higher Value creation Network businesses Disciplined capital allocation driving best - in - class profitability Customer growth Leveraging Tech & AI Costs down every year 1 M&A execution

8 Macro framework : our baseline scenario GDP growth % YoY CPI growth % YoY 1.8 1.0 1.5 1.5 1.0 1.6 1.4 1.8 2.0 2.0 1.6 1.4 2.1 2.0 2.4 SPA UK BRA US MEX 2026 2027 2028 2.0 2.4 4.4 3.1 3.9 2.4 2.3 3.9 2.4 4.0 2.1 2.3 3.1 2.3 4.0 SPA UK BRA US MEX 2026 2027 2028 European Central Bank Federal Reserve Central Bank of Brazil Bank of England RAT ES by Central bank 10.3 4.8 6.2 4.5 3.5 10 4.8 6.2 4.3 3.8 9.7 4.5 6.6 4.3 3.8 SPA UK BRA US MEX 2026 2027 2028 13.00 10.25 10.00 12.00 10.00 5 7 9 11 13 15 1 2 3 3.50 3.25 3.25 3.25 3.25 0 1 2 3 4 5 1 2 3 2.00 2.25 2.25 1.97 2.04 0 1 2 3 4 5 1 2 3 3.50 3.50 3.50 3.24 3.21 0 1 2 3 4 5 1 2 3 Unemployme nt rate Resilient results even under conservative macro assumptions Source : Santander Economic Research estimates . End of period rates . Consensus Santander baseline

9 Our BALANCE SHEET

We have successfully repositioned our balance sheet, built on strong and resilient foundations

Loan mix evolution (current €bn)

75% hard currency


€1.0trn
ex-Poland
c.€1.2trn
Mortgages
38%
38%
Mortgages
Auto
18%
17%
Auto
SMEs & Corporates
16%
19%
SMEs & Corporates
CIB
15%
15%
CIB
Others
13%
11%
Others
2025
2028 target

c.80% hard currency

Includes **TSB** c.€40bn **Webster** c.€50bn

Expected loan growth Target CAGR 25-28 const. currency	
Retail & Commercial	↑ M-HSD
	↑ LSD
	↑ HSD
	↑ MSD
	↑ M-HSD
Openbank	↑ LSD
	Flat
	↑ MSD
CIB No more than 20% allocated capital	↑ HSD

Note: loan book distribution based on the operating areas excluding the Corporate Centre. Hard currencies: EUR, USD, GBP and rest of European currencies.
Soft currencies: MXN, BRL, CLP, ARS and rest of LatAm currencies.
TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

ID'26

10

We can now deliver similar or better growth with a lower-risk loan portfolio

Risk profile	Businesses	Cost of risk
Low risk profile c.80% of loan book	R&C (Spain, UK, US, Chile flags); Openbank Europe; CIB; Wealth	Cost of risk below Group's current CoR 1.14%
Medium-low risk profile c.10% of loan book	R&C (Mexico, Argentina flags); Andean countries	Cost of risk around or below 3%
Medium-high risk profile <10% of loan book	R&C (Brazil flag); Openbank (US flag)	Cost of risk between 3% -5%

Cost of risk

c.1.15%	→	1-1.10%
23-25 average		26-28 average target

Group CoR is expected to remain stable at a portfolio level with **the mix shift post announced bolt-ons[1] taking Group cost of risk lower**

Note: for illustrative purposes, the cost of risk / loan book chart does not include all countries/business units. 2025 figures. R&C = Retail & Commercial.
1. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

ID'26
11

12 98 % c.95% CIB Others SMEs & Corporates Time deposits Demand deposits 40% 17% 25% 12% 6% 41% 14% 24% 15% 6% €0.9tr n ex - Poland Loan to deposits Cost of deposits (%) c.€1.2t rn TSB c.€40bn Webster c.€60bn c.75% of our deposits are government guaranteed 2025 2028 target 24 - 25 avg. 26 - 28 avg. target <2.3% <2% <1% 1.1 2.1 2.8 Europe UK US Deposit mix evolution (current €bn) Expected deposit growth Target CAGR 25 - 28 const. currency ↑ MSD Retail & Commercial ↑ LSD ↑ HSD ↑ HSD ↑ HSD ↑ HSD Openbank ↑ MSD ↑ DD ↑ LSD CIB includes Note : deposit distribution based on the operating areas excluding the Corporate Centre . Demand and time deposits include individuals and Openbank . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. Data as of 31 December 2025 . Retail deposits including total deposits (excluding repos) excluding CIB, over operating areas deposits . Growing our deposit franchise to build a more robust, lower - risk funding structure

Sound deposit-led and diversified funding base with strong liquidity, no structural funding needs and a simple, easy-to-execute issuance plan

Stable deposit structure
at Group level

Strong LCR and NSFR[1] **across subsidiaries**

	LCR	NSFR	LtD[2]
Santander	155	126	98

Liquidity buffer consists of **96% EHQLA's, diversified by currencies: €338bn HQLAs**

Estimated funding plan - Banco Santander S.A.

€bn	2026	2027	2028
Hybrids	1-2.5	1.5-3	2-3.5
SNP+Senior	13-15	15-17	8-10
Covered bonds	0.5-2	0.5-1	2-4
Total issuance	**14.5-19.5**	**17-21**	**12-17**

c.80% of our consolidated funding **is in EUR and USD,** anchored in **deep, liquid markets**

Estimated TLAC and MREL post-acquisitions[3] (%) - Banco Santander S.A.

	2026	2027	2028
TLAC %	25.0 +2.3%	24.8 +2.1%	25.3 +2.6%
MREL %	37.6 +1.7%	37.8 +1.6%	38.0 +1.5%

%RWAs ■ Total ratio ■ Surplus

Comfortable MREL & TLAC buffers

Note: TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.
1. Data as of 31 December 2025. For LCR and NSFR: Group. Consolidated LCR at 145%.
2. Loan to Deposit ratio.
3. Webster Integration impact in TLAC -2.6% via stake deduction (2026) & in MREL -1.5% via higher RWA (2026) and -0.6% higher requirement (2027). Webster integration wouldn't imply changes in the Funding Plan insofar as impact will be absorbed through management actions.

ID'26
13

Active balance sheet and ALCO management to protect NII through-the-cycle

2025 Bond portfolio ex-Poland

€147bn



Liquidity portfolio
25%
ALCO IRRBB
75%
2025

ALCO portfolio

We aim to continue managing interest rate sensitivity, optimizing the ALCO portfolio

c.€50bn 2025 IRRBB portfolio » **Up LSD** Spain NII 2026 target

€ ALCO

Yield	Duration
+3.3%	6.4y

as of 2025

Structural hedge

We have scope to increase duration of the structural hedge in the UK

£105bn Avg. SP 2025 » **Up LSD** UK NII 2026 target

c.£125bn including TSB[1] as of 2025

SH

Yield	Duration
+2.9%	2.3y

as of 2025

Note: TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.
1. Reported SH figures for TSB: Spot as of Dec'25 at £20.5bn

ID'26 14

15 Core capital ratio is fully hedged P&L hedging is calibrated to our forward - looking view on the evolution of relevant market currencies 202 6 100% covered FX Exposure €18.3b n 2026 in line with 2025 2025 Cost of hedge 2 €0.7bn 2025 CET1 ratio: 100% excess 1 hedged P&L hedge Note : P&L hedged of expected 2026 results . 1. Excess : We hedge excess capital in accordance with European capital requirements regulation (CRR) on all the Group's RWAs, above the capital level of the Group . 2. Cost of hedge is calculated considering the incurred cost due to the realized hedges . Conservative approach to FX management

16 Our PROFITABLE GROWTH

17 2026 2025 2023 Balance sheet c . - 500 - 532 - 1,045 € c . - 200 - 204 - 269 £ - 100/ - 130 - 162 - 237 $ 50/100 48 155 BRL NII sensitivity to - 100bps to a parallel shift (figures in mn) Actual Estimate 1 Note : TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. Estimate 2026 assuming completion of the announced Webster and TSB acquisitions . Disciplined ALCO actions and active hedge management have brought the balance sheet close to rate neutrality

Positive NII outlook: stable rates in developed markets and tailwinds from lower rates in Brazil

2022-2024[1]	2024-2025[2]	2026-2028
Natural hedge	**Challenging scenario for Group NII is behind us**	**More benign scenario**
Developed economies - positive sensitivity to rates		
ECB c.+450bps BoE c.+515bps Fed c.+525bps	ECB c.-235bps BoE c.-125bps Fed c.-175bps	Stable rates
Brazil - negative sensitivity to rates		
BCB c.+850bps	BCB c.+450bps	Positive impact from lower rates
Group NII 22-24 constant €	**Group NII** 24-25 constant €	**Group NII target** 25-28 constant €
+23%	**+1%**	**Up L-MSD**

Active pricing and margin discipline

Optimizing ALCO / structural hedge portfolios

Hedging to make earnings more stable and predictable

Partial natural hedge (LatAm economies vs. EU)

ID'26

1. Cumulative change in the policy rate since the start of the tightening cycle.
2. Cumulative change in the policy rate since the peak of the rate cycle.

18

19 30 35 40 45 50 55 60 2025 ex - Poland 2028 target 42 NII waterfall ( €bn) Up L - MSD CAGR 25 - 28 Retail & Commercial Openbank Drivers by Global business CAGR 25 - 28 % target € constant at constant perimeter Hard currencies Soft currencies M - HSD MSD M - HSD L - MSD L - MSD LSD M&A 2025 pro - forma 1 TSB & Webster 1 +3.4 € constant at constant perimeter Note : TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . Hard currencies : EUR,USD, GBP and rest of European currencies . Soft currencies : MXN, BRL, CLP, ARS and rest of LatAm currencies . 1. NII 2025 pro - forma figures have been elaborated by aggregating Group and TSB and Webster reported figures without reconciliation to IFRS or any adjustments . Countries growth expectations at constant currency and at constant perimeter . We will continue to expand NII, supported by lower rate sensitivity, volume growth, improved funding and our ALCO strategy

20 13 0 2 4 6 8 10 12 14 16 18 2022 2025 2028 Fee income ( constant €bn) CAGR 25 - 28 HSD growth Constant € c.30% of the increase coming from high quality fee businesses (Wealth & Payments) % Contribution to revenue % Fees to cost 49% c.65 % Non - NII to drive >40% of revenue growth (2025 – 28) 1 2025 ex - Poland 26% 74% 2022 30% 2028 49% Note : fees and other revenue includes fee income, gains (or losses) on financial transactions and other operating income . 1. Growth in constant € . High quality fee growth driving structural operating leverage 27% 73% 2025 NII Fees & other revenue 2028 target 2028 target 70%

21 MSD Revenue 2025 TSB & Webster NII Beyond interest … Revenue 2028 40.00 45.00 50.00 55.00 60.00 65.00 70.00 75.00 80.00 85.00 Up L - MSD 58 Retail & Commercial Wealth Openbank CIB Payments Drivers by Global business CAGR 25 - 28 % target Revenue waterfall ( €bn) CAGR 25 - 28 Up HSD CAGR 25 - 28 2025 ex - Poland 2028 target NII Fees and other revenue CAGR 25 - 28 CAGR 25 - 28 MSD growth Constant € TSB & Webster 1 € constant at constant perimeter M&A 2025 pro - forma 1 +4.0 € constant at constant perimeter Note : fees and other revenue includes fee income, gains (or losses) on financial transactions and other operating income . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. Revenue 2025 NII 2025 pro - forma figures have been elaborated by aggregating Group and TSB and Webster reported figures without reconciliation to IFRS or any adjustments . All our businesses contributing to robust revenue growth, with non - interest income growing more than NII

22 c.36% <27 25.7 26.4 28.5 5 10 15 20 25 30 2025 reported 2025 after changes to Reporting & ex - Poland 2025 pro - forma (including TSB & Webster) 1 20 28 target Costs ( constant €bn) We changed Group’s reporting to enhance transparency and comparability Other results - €3.4bn < - €1.5bn - €0.8bn 45.3% Efficiency ratio 45.9% 41.2 % Structural cost discipline delivering higher operating leverage Note: TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webst er also shareholder approvals. 1. Costs 2025 NII 2025 pro - forma figures have been elaborated by aggregating Group and TSB and Webster reported figures without rec onciliation to IFRS or any adjustments. 2. Cost synergies are pre - tax, annual and full run - rate expected at the end of 2028. Cost synergies do not include restructuring c osts, for c.1x cost - synergies, or amortization of CDI. Becoming more efficient while still investing for growth INFLATION & INVESTMENTS EFFICIENCIES Net impact in Cost base by 2028 SYNERGIES 2 TSB >£400mn + Webster c.$800mn by 2028 €3.5 - 4.5 bn €4 - 5 bn

23 0.4% 0.1% Spain Cost of risk by countries % UK 4.2% Brazil 1.6% US 2.7% Mexico 1 .0% Openbank Europe 2025 c.1.1 5% 23 - 25 average 1 - 1.10% 26 - 28 a verage target … heading to a normalized Group cost of risk 202 8 target Stable across our portfol ios with the mix effect post recent TSB 2 0. 1 % Webster 2 0. 4 % Poland 1 0.7% Conservative cost of risk assumptions: improved mix reducing CoR throughout the plan Note: TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webst er also shareholder approvals. 1. 2025 Santander Poland CoR at 1.3% including CHF mortgages recorded in Other results line. 2. Reported 2025 Cost of risk figures.

24 22% 46% 21% 2025 Weight out of Group’s ordinary profit c. - 8% L eaner Corporate Centre, reducing the overall Group’s volatility 22% 46% 21% Corporate Centre 22% 46% 21% 2028 target c. - 5% A smaller, more efficient Corporate Centre supporting more stable Group results Note: Corporate Centre % weight calculated over Group’s operating areas. Group operating areas Group operating areas Corporate Centre

The roadmap to >20% RoTE

2028 target and drivers % RoTE waterfall


16.3%
15.2%
c.+3/+4pp
Revenue
• NII Up L-MSD
• Fees & other revenue Up HSD
c.+1/+2pp
Costs
• <27bn constant € by 2028
• Productivity uplift & platforms simplification
• M&A synergies
c.+0/+1pp
Cost of risk
• 1-1.10% through the cycle
c.-0/-1pp
Other[1]
>20%
Further upside from revenue and cost synergies
2025 reported
2025 after changes to Reporting & ex-Poland
2028 target
Beyond 2028

Note: Illustrative RoTE bridge showing the contribution of each line item to the ratio; figures are indicative. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI.

1. Other comprises P&L lines not previously mentioned, AT1 costs, and any additional impacts on RoTE.

ID'26

25

26 Units where profitability levels are in line or above 20% RoTE Already above Group’s 2028 RoTE target Units where we are accelerating our transformation with recent bolt - on acquisitions Units benefiting from interest rates cycle and ONE T ransformation Openbank Europe 10.2% UK 15.3% BRA 6.7% Openbank Europe 2025 RoTE improvement c. 16% c.20% 10.2% US c.18% c.14% 2028 target The roadmap to >20% RoTE by country

27 Our CAPITAL DISCIPLINE

28 Bolt - on acquisitions 1 Organic growth Ordinary distributions Special distributions • Clear strategic and financial rationale • RoIC of 15%, above cost of capital and current return on capital from SBBs • Accelerate strategy • Strengthen market leadership • We are increasing our cash dividend to 35% from 2027 , within our 50% payout • 15% share buybacks • Further distributions if no value accretive organic or inorganic opportunities exist 1 2 3 4 Our capital allocation framework We follow a rigorous capital allocation hierarchy… Note : The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . No significant bolt - on acquisitions while we focus on the integration of TSB and Webster . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals .

29 RoT E >20% 2028 target RoT E 16.3% 2025 < RWAs at c.€630bn in 2025 RWAs to grow LSD Hedging 50% payout Supervisory requirements 1/3 matures at current RoTE 1/3 reinvested at >20% RoTE Asset rotation well below cost of capital Additional growth >20% RoTE …supported by our virtuous cycle that maximizes shareholder value creation

30 Asset mobilisation : generated capital 2025 Total capital relief Assets sales & other SRTs Cash securitizations 0 1 2 3 4 5 6 7 Total capital relief Assets sales & other Synthetic SRTs Cash securitizations c.€6bn 50% | c.€3bn 30% | c.€2bn 20% | c.€1bn >10% increase in profitability with zero net capital consumption Asset mobilisation: key tool to maximize capital productivity, with only c.€2bn capital mobilized through SRTs in 2025

31 Our active RWA discipline is increasingly turning growth into higher - quality, capital - efficient revenue 2. 4 1. 8 2. 0 RoRWA (%) Profitabilit y Continued asset rotation & risk transfer RWAs Revenue constant € RWAs ex-inorganics 2025 2026 2027 2028 25 - 28 target 2024 Base 100 Note: RWAs ex - inorganics, models, regulatory and others. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster als o shareholder approvals. 2023 2025 2022 45 30 13 Asset mobilisation (RWAs in €bn) c.2.7% €30 - 35 2026 - 2028 per year target 2023 2025 2022 2028 target c.1/3 SRTs

Our recent transactions show our commitment to value-accretive capital redeployment

We used our capital optionality to:	CET1 impact	RoTE target by 2028	RoIC	EPS accretion 2028
Reinforce our business in the UK	TSB acquisition c.-50bps	c.16%	20%+	c.4%
Accelerate our transformation in the US	Webster acquisition c.-140bps	c.18%	c.15%	c.7-8%

Group CET1
12-13% operating range

12.8-13%
2026 target

>13%
2027 target

Both bolt-on transactions meet our strict criteria, with clear strategic and financial rationale and at least 15% RoIC, above our cost of capital and the current return on share buybacks

Note: TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

ID'26
32

Disciplined capital allocation unlocking sustainable capital optionality

2022 - 2025
growing capital fuelled by the focus in profitability


12.0%
c.+600bps
c.-350bps
c.-50bps
c.90% of RWAs growth offset by risk transfer
c.-80bps
13.5%
CET1 2022
Att. Profit
Capital distribution[1]
Net organic RWAs[2]
Hedges, models & other
2025

2026 - 2028
unlocking capital optionality


13.5%
17-20%
50% payout
LSD growth
c.-150bps
c.-60/-90bps
>13%
12-13% operating range
c.13%
CET1 2025
Att. Profit
Capital distribution
Net organic RWAs[2]
Announced transactions[3]
Hedges, models & other
Capital optionality
2028 target

Note: cumulative impacts during the period. Dec-22 ratio on a fully-loaded basis, excluding the transitory treatment of IFRS 9 and CRR. Dec-25 on a phased-in basis.
1. Capital distribution including deduction for accrual shareholder remuneration and AT1 costs. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2. Business RWA change net of risk transfer initiatives.
3. Announced transactions including the sale of Poland, the buyback funded with those proceeds, and the recent bolt-on acquisitions of TSB & Webster. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

ID'26
33

34 Our OBJECTIVE

35 TNAVps (BoP) Organic generation AT1's FX Interest Rates Others Avg. Value creation 4.00 4.20 4.40 4.60 4.80 5.00 5.20 5.40 5.60 5.80 6.00 c.+14% 4.26 RoTE pre - AT1 avg. 16.1% c. - 1pp c. - 3pp c.+0/1 pp c.+1pp 2022 – 2025: double - digit value creation delivered in line with our commitments 1. High level analysis of TNAVps main components’ evolution over the 3 years, using a simple average calculation. Others include in tangibles and other minor items. 2022 – 2025 avg. value creation 1 TNAVps (Dec - 22) AT1s

Accelerating value creation to **High teens** through the plan

	Revenue growth	Costs	Profit	CET1
2026 Excluding Poland, TSB and Webster in 2025-26	**Mid-single digit** in constant € With fees growing more than NII	**Down** in constant € Resulting in positive operational leverage	**Up** vs. €14.1bn in 2025	**12.8-13%** operating range 12-13%
2027 Including TSB and Webster	**Double digit** in constant €	**Positive operational leverage**	**Up mid teens**[1] in constant €	**>13%** operating range 12-13%

2028 RoTE >20% | >€20bn Profit

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. CET1 targets including all the impacts from inorganic transactions. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.
1. Excluding the capital gain resulting from the sale of Santander Bank Polska to Erste Group in 2026, as well as TSB and Webster integration and restructuring charges.

ID'26 36

37 37 FINANCIAL North Star 2026 – 2028 targets Note : The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . vs . 2025 . Reinvesting capital organically >20% RoTE Increase cash dividend payout to 35% from 2027 Shareholder remuneration 50% Payout >x2 by 2028 1 Cash DPS TNAVps+DPS Accelerating to High teens by 2028 Double - digit EPS annual growth 2026 - 2028 & Profitable growth >20% RoTE by 2028 >€20bn Profit Strength c.13% CET1 12 - 13% operating range Excess >13% to be returned at the end of the plan

38 APPENDIX

39 ALCO portfolio detail 59 17 16 15 10 9 9 8 4 SPAIN US MEX BRA UK CHI PORT SCF OTHERS ALCO portfolio ex - Poland €147b n o/w HTC €111bn €bn Note : Data as of 31 December 2025

40 RoTE 2025 Full integration of Openbank platform Capturing full potential of CIB platform Doubling down on fee - based businesses Webster RoTE 2028 0% 5% 10% 15% 20% 25% US deep - dive >18% 10% +c.3pp +c.3pp +c.1pp +c.1pp • Global platform for omni - channel deposit gathering that pairs our leading auto franchise with our consumer finance verticals • Focused player making use of our proven multi - product capabilities to support access to US Capital Markets across Santander relationships • Continue building capital light business , with a focus on Wealth and Commercial (Trade and Treasury) while enhancing capital mobility through CIB capabilities. • Highly complementary franchise which lowers risk profile and improves funding / asset mix • c. $800mn cost synergies Webster acquisition reinforces our SAN US franchise c. 18% Note : Webster transaction pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . Cost synergies are pre - tax, annual and full run - rate expected at the end of 2028 . Cost synergies do not include restructuring costs, for c . 1 x cost - synergies, or amortization of CDI .

41 UK deep - dive RoTE 2025 UK standalone TSB post synergies RoTE 2028 0% 5% 10% 15% 20% 25% c.16% 10% • A low - risk, in - market transaction offering high cost - synergies (>£400mn) • >£200mn of cost base synergies Significant synergy potential compounded by ONE Transformation benefits +c.3pp +c.3pp Note : TSB transaction pending completion and subject to customary conditions including regulatory . Cost synergies are pre - tax, annual and full run - rate expected at the end of 2028 . Cost synergies do not include restructuring costs, for c . 1 x cost - synergies, or amortization of CDI .

42 Brazil deep - dive RoTE 2025 Retail Consumer CIB Payments RoTE 2028 0% 5% 10% 15% 20% 25% 30% 15% c.20% • Positioned to fully extract value from market leadership (originate - to - sell) • Lower cost of funding • Selective customer growth • Shift to digital - first (to serve the mass segment profitably) • High - risk portfolios are being actively downsized • New app to drive primacy • Decommissioning of legacy systems and reduction on technological transformation • Sales team upskilling : new segmentation and regional capabilities • Implementation of proprietary platforms • Focus on select customers +c.2pp +c.1pp +c.2pp +c.2pp

43 RoTE 2025 RoTE 2025 adjusted Growth Costs RoTE 2028 0% 2% 4% 6% 8% 10% 12% 14% 16% c.7% c.14% +c.3p p +c.1pp c. 9% • Target profitable primacy, not just customer acquisition • Scaling our platforms in our core initial markets • Multi - product recurring revenue streams • Merge of legal entities will lead to: - More consistent , efficient and seamless experience - Easie r to scale across markets • AI solutions deployment across back office and customer servicing Note : Adjusted 2025 RoTE excludes Motor finance provision impact & CHFs charges during the period . Openbank Europe deep - dive

Thank you

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 25, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance